UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

MMTEC, INC.

(Translation of registrant’s name into English)

AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027

People’s Republic of China.

Tel: +86 10 5617 2312

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Effective as of April 29, 2021, Yong Ma, a member of the Board of Directors of MMTec, Inc. (the “Company”), tendered his resignation, his departure was for personal reasons and not for any disagreement with the Company, its Board or management. The Company thanked Yong Ma for his contributions and wished him much success in his future endeavors.

The Company appointed Dan Fu to serve as a Board member effective April 29, 2021. Prior to joining the Company, Ms. Fu served as the Marketing Department Manager at Beijing Yingding Education Technology Co., Ltd. from July 2015 to July 2016. Ms Fu then served as Brand Department Manager at Baoding Huazhong Group from August 2016 to March 2021.

Ms. Fu has (i) no arrangements or understandings with any other person pursuant to which she was appointed to as a director, and (ii) no family relationships with any director or executive officer of the Company or any other person nominated or chosen by the Company to become a director or executive officer.

Ms. Fu has had (i) no direct or indirect material interest in any transaction or series of similar transactions contemplated by Item 404(a) of Regulation S-K and, (ii) as of the date of this Report on Form 6-K, Ms. Fu holds no direct or indirect beneficial ownership in the Company’s stock or rights to acquire the Company’s stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMTEC, INC.

By:	/s/ Min Kong
Min Kong, Chief Financial Officer

Date: May 11, 2021

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